Exhibit 99.1

NEWS RELEASE

Thomson Reuters Establishes Automatic Share Purchase Plan

TORONTO, September 4, 2025 – Thomson Reuters (TSX/Nasdaq: TRI), a global content and technology company, today announced that, in connection with its previously announced $1.0 billion share repurchase program and normal course issuer bid (NCIB) to purchase up to 10 million common shares between August 19, 2025 and August 18, 2026, it has entered into an automatic share purchase plan (ASPP) with its broker. The ASPP is intended to allow for the purchase of shares under the NCIB during pre-determined times when the company would ordinarily not be permitted to purchase shares due to customary blackout periods or other regulatory restrictions.

Purchases under the ASPP will be made by the company’s broker based upon parameters set by Thomson Reuters when it is not in possession of material non-public information relating to the company or the shares. The ASPP has been entered into in accordance with the requirements of the TSX and applicable Canadian securities laws and will terminate when the NCIB expires, unless terminated earlier in accordance with its terms. All purchases made under the ASPP will be included in computing the number of shares purchased under the NCIB. Outside of pre-determined blackout periods, shares may be purchased under the NCIB based on management’s discretion, in compliance with TSX rules and applicable securities laws.

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release, including, but not limited to, statements regarding the company’s plans to repurchase up to $1.0 billion of its common shares, are forward-looking. The words “will”, “expect”, “believe” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

Media

Gehna Singh Kareckas

Senior Director, Corporate Affairs

+1 613 979 4272

gehna.singhkareckas@tr.com

Investors

Gary Bisbee, CFA

Head of Investor Relations

+1 646 540 3249

gary.bisbee@tr.com